ICE MILLER LLP
One American Square, Suite 2900
Indianapolis, Indiana 46282

May 2, 2011	Writer's Direct Number: (317) 236-2289 Direct Fax: (317) 592-4666 Internet: Stephen.Hackman@icemiller.com

BY EDGAR, FEDEX AND FACSIMILE

Mr. John L. Krug
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, DC 20549

Re:	Bioanalytical Systems, Inc.
Registration Statement on Form S-1 filed on February 28, 2011
Amendment No. 1 filed on March 14, 2011
Amendment No. 2 filed on April 20, 2011
Amendment No. 3 filed on May 2, 2011
File No. 333-172508

Dear Mr. Krug:

On behalf of Bioanalytical Systems, Inc. (the "Company"), enclosed for your review is Amendment No. 3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-172508) (the "Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") on April 20, 2011 and amended by Amendment No. 1 filed on March 14, 2011 and by Amendment No. 2 filed on April 20, 2011.  An electronic version of Amendment No. 3 has been filed concurrently with the Commission through its EDGAR system.  The enclosed copy of Amendment No. 3 has been marked to reflect changes made to Amendment No. 2 to the Registration Statement.  In addition, a copy of this letter together with the marked pages of Amendment No. 3 are being provided to you contemporaneously by facsimile.

If you have any questions regarding the disclosure in Amendment No. 3, please call me at the direct-dial number above.

Very truly yours,

ICE MILLER LLP

/s/ Stephen J. Hackman

Stephen J. Hackman